UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 20, 2015

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

In connection with the issuance from time to time by The Royal Bank of Scotland plc (as issuer) and The Royal Bank of Scotland Group plc (as guarantor) of notes under its RBS NotesSM and Retail Corporate Notes medium-term notes programs (collectively, the “Notes”), legal opinions as to the legality of these Notes are being filed as exhibits to this report.

5.1	Opinion of CMS Cameron McKenna LLP relating to the Notes

5.2	Opinion of Davis Polk & Wardwell LLP relating to the Notes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc (Registrant)

By:	/s/ William Malpica
	Name:	William Malpica
	Title:	Authorized Signatory

March 20, 2015